Exhibit 1
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For Immediate Release                                           11 December 2006


                              WPP Group plc ("WPP")

                               Notifiable Interest


On 11 December 2006, WPP received the following notification from MFS Investment Management Limited ("MFS"), pursuant to Section 198- 202 of the Companies Act. MFS, through its legal entities, MFS Investment Management, MFS Institutional Advisors, Inc., MFS International Limited, MFS Investment Management K.K. and MFS Investment Management (Lux) S.A. has increased its notifiable interest to 5.02% of WPP's issued share capital.


                                       END


Contact:
Feona McEwan, WPP                                       +44 (0)20 7408 2204
www.wpp.com
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